July 16, 2025

Steven Gutterman
Chief Executive Officer
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Gryphon Digital Mining, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 1, 2025
           File No. 333-287865
Dear Steven Gutterman:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 23, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
The Mergers
Opinion of Marshall & Stevens, page 80

1. Refer to your response to prior comment 21. We note your revised disclosure on page
       80 that "Liability of Marshall & Stevens or the Gryphon Board to any other person or entity with respect to the M&S Opinion, if any, would be separate and apart from any
       liability under Marshall & Stevens    contract with Gryphon and depend
on the standing
       of such nonparty claimant, as may be determined by a court of competent jurisdiction." Please disclose that resolution of the question of the availability of a
       state law defense to Marshall & Stevens will have no effect on the rights and responsibilities of the Gryphon Board under applicable state law. Further disclose that the availability of such a state law defense to Marshall & Stevens would have no
 July 16, 2025
Page 2

       effect on the rights and responsibilities of either Marshall & Stevens or the Gryphon
       Board under the federal securities laws.
      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Adam C. Berkaw